FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	October 12, 2006	WRITER'S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
VIA EDGAR SYSTEM		CLIENT/MATTER NUMBER 083697-0160

Mr. H. Christopher Owings
Mr. Kurt K. Murao
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	WPS Resources Corporation Registration Statement on Form S-4 Filed August 25, 2006 File No. 333-136911

Gentlemen:

        On behalf of our client, WPS Resources Corporation, a Wisconsin corporation (“WPS Resources”), set forth below is WPS Resources’ response to the oral comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above-referenced registration statement on Form S-4. The item set forth below repeats (in bold italics) the oral comment of the Staff, and following the comment is WPS Resources’ response (in regular type).

        As we discussed, the response below contains the full text of the disclosure to be amended in response to the Staff’s comments, and WPS Resources is not filing at this time the amended registration statement. Rather, WPS Resources will file the amended registration statement after the Staff is comfortable with the response to its comments, which amendment will also contain changes to fill in missing information and other updating information typical for the filing of a definitive joint proxy statement/prospectus. WPS Resources will file the amended registration statement and an accompanying request for acceleration of effectiveness at least two business days in advance of the requested effective date. We will provide you with marked copies of the amended registration at the time it is filed.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Owings
Mr. Murao
U.S. Securities and Exchange Commission
October 12, 2006

The Merger Agreement

        We note your revised disclosure, “While we have publicly disclosed the merger agreement and its terms by incorporating the merger agreement into this joint proxy statement/prospectus, you should not rely on the representations and warranties made in the merger agreement as accurately characterizing the current actual state of facts with respect to WPS Resources or Peoples Energy because they were made as of specific dates and are subject to important exceptions, qualifications, limitations and supplemental information agreed to by WPS Resources and Peoples Energy and in part contained in confidential disclosure letters delivered by the parties in connection with negotiating the merger agreement.” Please delete the language cautioning shareholders not to rely on the representations and warranties found in the merger agreement.

Response: In response to the Staff’s comment, we have revised the text to delete the language cautioning shareholders not to rely on the representations and warranties found in the merger agreement. Instead, we have simply indicated that the representations and warranties found in the merger agreement may not accurately characterize the current actual state of facts.

Accordingly, WPS Resources and Peoples Energy are revising the introductory paragraphs under “The Merger Agreement” section to read in their entirety as follows:

“The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete merger agreement which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference. All shareholders of WPS Resources and Peoples Energy are urged to read the merger agreement carefully and in its entirety.

The description of the merger agreement in this joint proxy statement/prospectus has been included solely to provide you with information regarding its terms. While we have publicly disclosed the merger agreement and its terms by incorporating the merger agreement into this joint proxy statement/prospectus, the representations and warranties made in the merger agreement may not accurately characterize the current actual state of facts with respect to WPS Resources or Peoples Energy because they were made as of specific dates and are subject to important exceptions, qualifications, limitations and supplemental information agreed to by WPS Resources and Peoples Energy and in part contained in confidential disclosure letters delivered by the parties in connection with negotiating the merger agreement. Moreover, some of those representations and warranties may be subject to a contractual standard of materiality different from the standard applicable to our public filings made with the SEC or may have been used for the purpose of allocating risk between WPS Resources and Peoples Energy rather than establishing matters as facts. Current factual information about WPS Resources and Peoples Energy can be found elsewhere in this joint proxy statement/prospectus and in the public filings of each of WPS Resources and Peoples Energy makes with the SEC, which are available without charge at www.sec.gov. See “Where You Can Find More Information” beginning on page [•].”

* * *

Mr. Owings
Mr. Murao
U.S. Securities and Exchange Commission
October 12, 2006

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596 or Russell E. Ryba at (414) 297-5886.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Attachment

cc:	Ellie Quarles (w/ attachment) Securities and Exchange Commission Working Group (w/ attachment)